SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated December 28, 2009

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒   Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐   No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

Enclosure:	Partner Communications announces Audit Committee and Board of Directors approval of a commercial agreement with Scailex to purchase Samsung cellular products

PARTNER COMMUNICATIONS ANNOUNCES AUDIT
COMMITTEE AND BOARD OF DIRECTORS APPROVAL
OF A COMMERCIAL AGREEMENT WITH SCAILEX TO
PURCHASE SAMSUNG CELLULAR PRODUCTS

ROSH HA'AYIN, Israel, December 28, 2009 - Partner Communications Company Ltd. ("Partner" or "the Company") (NASDAQ and TASE: PTNR), a leading Israeli mobile communications operator, announces that the Audit Committee and  the Board of Directors of Partner approved and ratified the existing perennial agreement with Scailex Corporation Ltd. ("Scailex"), the controlling shareholder of Partner, to purchase, from time to time, cellular handsets, accessories and spare parts ("the Products"), manufactured by Samsung, that are imported to and marketed in Israel by Scailex and approved additional commercial arrangements between Scailex and Partner related to the annual volumes of purchases of the Products and to the annual gross profit margin of Scailex from transactions with Partner  (together "the Samsung Products Agreement") and the main terms will be detailed below.

a.	The term of the Samsung Products Agreement shall be for a period of three years commencing on the date Scailex acquired control of Partner.

b.
The Products prices of each order shall be determined by negotiations between the parties; however, the total and accumulative annual gross profit margin of Scailex from transactions with Partner regarding each type of transaction between the parties (purchase of handsets, accessories or spare parts) shall not exceed Scailex's average gross profit margin from similar transactions with all parties to which Scailex sells, during the same calendar year that the transactions were carried out ("Average Gross Profit Margin"). If the total and accumulative annual gross profit margin for each type of transactions with Partner exceeds the Average Gross Profit Margin of the same type of transactions, Scailex will credit Partner the differences accordingly, except if the deviation is less than 10% from the Average Gross Profit Margin.

c.
The total volume of the transactions between Scailex and Partner shall not exceed NIS 250 million annually. However, in accordance with the Samsung Products Agreement, Scailex and Partner may increase the scope of annual purchases by an additional amount of up to NIS 50 million, subject to the approval of the Audit Committee and Board of Directors of each of the companies.

For the sake of caution and due to the anticipated scope of the transaction, Partner regards the transaction as an extraordinary transaction that a controlling shareholder has a personal interest in.

The Samsung Products Agreement shall become effective subject to the approval of the General Meeting of Shareholders of Partner.

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. Words such as "believe", "anticipate", "expect", "intend", "seek", "will", "plan", "could", "may", "project", "goal", "target" and similar expressions often identify forward-looking statements but are not the only way we identify these statements. All statements other than statements of historical fact included in this press release regarding our future performance, plans to increase revenues or margins or preserve or expand market share in existing or new markets, reduce expenses and any statements regarding other future events or our future prospects, are forward-looking statements.

We have based these forward-looking statements on our current knowledge and our present beliefs and expectations regarding possible future events. These forward-looking statements are subject to risks, uncertainties and assumptions about Partner, consumer habits and preferences in cellular telephone usage, trends in the Israeli telecommunications industry in general, the impact of current global economic conditions and possible regulatory and legal developments. For a description of some of the risks we face, see "Item 3D. Key Information - Risk Factors", "Item 4. - Information on the Company", "Item 5. - Operating and Financial Review and Prospects", "Item 8A. - Consolidated Financial Statements and Other Financial Information - Legal and Administrative Proceedings" and "Item 11. Quantitative and Qualitative Disclosures about Market Risk" in the form 20-F filed with the SEC on April 27, 2009. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and actual results may differ materially from the results anticipated. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About Partner Communications
Partner Communications Company Ltd. ("Partner") is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony and internet services) under the orange™ brand. The Company provides mobile communications services to over 3 million subscribers in Israel (as of September 30, 2009). Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).

Partner is an approximately 45%-owned subsidiary of Scailex Corporation Ltd. ("Scailex"). Scailex's shares are traded on the Tel Aviv Stock Exchange under the symbol SCIX and are quoted on "Pink Quote" under the symbol SCIXF.PK. Scailex currently operates in three major domains of activity: 1) the sole import, distribution and maintenance of Samsung mobile handset and accessories products primarily to the three major cellular operators in Israel; 2) distribution and sale of various manufacturers' mobile handsets, accessories and provision of maintenance services, through a chain of retail stores and booths ("Dynamica Cellular"), to end customers of Cellcom (as part of the acquisition of the controlling stake in Partner, Scailex announced to Cellcom the termination of the distribution agreement through Dynamic, effective July 1, 2010) and; (3) management of its financial assets.
For more information about Scailex, see http://www.scailex.com.
For more information about Partner, see http://www.orange.co.il/investor_site.

Contacts:

Mr. Emanuel Avner Chief Financial Officer Tel: +972-54-7814951 Fax: +972-54-7815961 E-mail: emanuel.avner@orange.co.il	Mr. Oded Degany V. P. Corporate Development, Strategy and IR Tel: +972-54-7814151 Fax: +972-54 -7814161 E-mail: oded.degany@orange.co.il

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.
By:	/s/ Emanuel Avner Name: Emanuel Avner
Title: Chief Financial Officer

Dated: December 28, 2009